UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2019

Blockstack PBC

(Exact name of Registrant as specified in its charter)

New York	46-3116269
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

101 W. 23rd St. Ste 224 New York, NY 10011

(212) 634-4254
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

This Semi-Annual Report on Form 1-SA contains “forward-looking” statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our financial statements and future SEC filings. These statements are often, but not always, made through the use of words or phrases such as “may,” “will,” “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “predict,” “potential,” “opportunity,” and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations and financial condition include, but are not limited to, the to the risk factors contained in our Offering Statement on Form 1-A, dated July 10, 2019, as amended and supplemented from time to time. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward looking statement to reflect events or circumstances after the date hereof.

Operating Results

Overview

We are a technology company that is developing, sponsoring and commercializing an open-source peer-to-peer network using blockchain technologies to build a network for decentralized applications, which we refer to as the “Blockstack network.”  The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data. Approximately 153,000 user accounts have been registered on the Blockstack network and over 7,000 enthusiasts and developers currently participate in our open-source community (including through our Slack group and online forum).

Decentralized applications in our vision are applications that allow users to do anything possible using the applications commonly found on today’s internet and mobile app stores, with comparable performance or reliability, but which also allow users to control their own data and make informed decisions about whom to trust.  We believe there is a strong demand, which has not yet been met, for applications that follow the above principles.  We believe that a significant percentage of internet users do not trust the current model of centralized applications, and are motivated to find an alternative.

Since our inception, our short-term strategy has and continues to be to devote all of our resources to the development of the Blockstack network and to develop open-source software enabling developers to build applications on the network, with Blockstack PBC focusing specifically on the development of the Stacks Tokens as part of that development.  The Blockstack network has been live and accepting new user accounts for registration since 2015.  Blockstack has financed this activity through sales of its preferred equity and common stock, and we have financed the development of Stacks Tokens through forward sales of Stacks Tokens in 2017 and 2018.

Pursuant to our Regulation A offering, which was qualified by the Securities and Exchange Commission (the “SEC”) on July 10, 2019, Blockstack has sold approximately 74.5 million Stacks Tokens for total proceeds of approximately $15.5 million.

Blockstack also offered Stacks Tokens to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”) under Regulation S. Blockstack has entered into agreements with investors for delayed delivery of 30.6 million Stacks Tokens for total proceeds of $7.6 million.

The proceeds from the Regulation A and Regulation S offerings will be returned to the investors if Blockstack is unable to deliver the Stacks Tokens to investors within a specified timeframe after the closure of these sales.

We intend to use the proceeds of this offering for general operations and cash reserves,  including but not limited to payment of salaries (including those of directors and officers) and hiring employees and consultants, and payment of federal and state income taxes.

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We also intend to use the proceeds of this offering for research and development, specifically for continued development of the Stacks Tokens and the Blockstack network and Stacks blockchain, and for that portion of hiring costs and payment of salaries that are allocated to research and development, as well as for marketing and education, which includes supporting the application ecosystem, organizing and hosting educational and developer events, and investments in developers of applications for our network.

Pending other uses, we intend to invest the proceeds in interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government, or hold as cash or in Bitcoin or Ether.  We cannot predict whether the proceeds invested will yield a favorable return.  Our management will have broad discretion in the application of the net proceeds we receive from our offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

The financial statements included in this filing as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 are unaudited. In the opinion of management all necessary adjustments have been included to make the consolidated statements of operations not misleading.

Components of Results of Operations

Revenue

Blockstack recognizes certain proceeds of Stacks Token sales as revenue from research and development arrangements. Blockstack’s revenue, therefore, consists primarily of revenue recognized in connection with token development arrangements.  See the section titled “—Critical Accounting Policies and Estimates—Revenue Recognition” below for details.  As a result, Blockstack’s revenue can vary significantly based on demand for Stacks Tokens.  Blockstack believes that there will be additional demand for Stacks Tokens in the future, as the number of application developers and users on the Blockstack network increases, and Blockstack anticipates that proceeds from our Stacks Token sales, if and when recognized as revenue under Blockstack’s current accounting policy (or if and when recognized as revenue under an appropriate future accounting policy) will continue to generate the majority of its revenue for the foreseeable future. Blockstack does not expect to generate significant revenue from any additional sources (other than token sales) in the near future.

Operating Expenses

Blockstack’s operating expenses are classified as general and administrative, research and development, compensation expenses and advertising and marketing. Overhead costs, such as information technology and facility costs, are included in general and administrative expenses.

General and Administrative

General and administrative expenses consist of office expenses, costs of legal and professional services, meals and entertainment costs, software/applications for operational use, and other general and administrative expenses, including but not limited to insurance, dues and subscriptions, and printing and postage.  General and administrative expenses account for a significant portion of Blockstack’s operating expenses.  Blockstack anticipates that its general and administrative expenses will increase in the future to support Blockstack’s continued growth, regulatory compliance, and the increased costs of complying with various reporting requirements. These increases will likely include costs related to outside consultants, attorneys, and accountants, among other expenses.

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Research and Development

Research and development expenses represent costs incurred by Blockstack for the development of the Blockstack network, the Stacks Tokens, Stacks blockchain, and Blockstack’s decentralized application ecosystem, and include: related salaries and costs, fees paid to consultants and outside service providers, and costs incurred in paying for registering digital assets on the Blockstack network, which involves periodically purchasing Bitcoin on an exchange using Blockstack’s account and then burning that Bitcoin on the Blockstack network to register the new universal usernames.  The Blockstack network is still under development, and as a result, Blockstack expects its research and development expenses to increase over the next several years as it continues to increase the functionality and otherwise enhance the Blockstack network and the Stacks blockchain and encourage the development of new applications for the network.  Such increases may be partially offset by decreased costs associated with registering digital assets, because Blockstack curtailed this practice in the first quarter of 2018 and has thereafter required new users to burn their own cryptocurrency to register universal usernames with the “.id” suffix; Blockstack now burns cryptocurrency to pay for new usernames with the “.id.blockstack” suffix (known as subdomains), which are significantly less expensive to register.

Compensation Expenses

Compensation expenses consist of salaries and bonuses, stock-based compensation expense, token compensation expense, payroll taxes, employee benefits costs and certain subcontractor costs.

Advertising and Marketing

Advertising and marketing expenses consist primarily of advertising, application mining costs, corporate marketing, public relations, promotional items, events and conferences and fees paid for software or applications used for advertising and marketing.  Blockstack expects its sales and marketing expense to increase for the foreseeable future as it tries to grow its user and application developer ecosystem.

Other Income

Other income primarily consists of a gain from vesting of tokens sold to employees (token compensation expense related to this gain is shown in compensation expenses) and interest income.

Results of Operations

The following table sets forth selected consolidated statements of operations data for the six months ended June 30, 2019 and 2018.

	(Unaudited)
	Six months ended June 30,
	2019	2018
	(amounts in thousands)
Revenues	$—	$2,039
Operating expenses
General and administrative	3,035	993
Research and development	553	612
Compensation expense	4,954	1,063
Advertising and marketing	1,672	375
Depreciation and amortization	26	8
Impairment of digital currencies	—	1,221
Total operating expenses	10,240	4,272

Other income	3,158	146
Net loss	(7,082)	(2,087)

Net loss allocable to non-controlling interest	—	439

Net loss attributable to Blockstack PBC	$(7,082)	$(1,648)

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Six months ended June 30, 2019 compared to six months ended June 30, 2018

Revenue

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Revenue	$—	$2,039		*

Revenue decreased by $2.0 million for the six months ended June 30, 2019 as Blockstack did not recognize any revenue during that period. Revenue for the six months ended June 30, 2018 related entirely to token development arrangements.

*Percentage not meaningful

General and Administrative Expenses

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
General and administrative expenses	$3,035	$993	206%

General and administrative expenses increased by $2.0 million for the six months ended June 30, 2019, primarily due to higher professional fees of $1.1 million, occupancy expenses of $0.2 million, printing expenses of $0.2 million and other general and administrative expenses of $0.4 million.

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Compensation Expenses

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Compensation expenses	$4,954	$1,063	366%

Compensation expenses increased by $3.9 million for the six months ended June 30, 2019, primarily due to non-cash token compensation expense of $3.0 million related to vesting of tokens sold to employees and higher salary and benefits of $0.9 million due to higher headcount and raises.

Research and Development Expenses

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Research and development expenses	$553	$612	(10)%

Research and development expenses decreased by $59,000 for the six months ended June 30, 2019, primarily due to lower costs associated with registering digital assets.

Advertising and Marketing Expenses

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Advertising and marketing expenses	$1,672	$375	346%

Advertising and marketing expenses increased by $1.3 million for the six months ended June 30, 2019, due to higher application mining costs of $0.9 million and corporate marketing expenses of $0.4 million.

Depreciation and Amortization

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Depreciation and amortization expenses	$26	$8	225%

Depreciation and amortization expenses increased by $18,000 for the six months ended June 30, 2019.

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Impairment of Digital Currencies

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Impairment of digital currencies	$—	$1,221		*

*Percentage not meaningful

There was no impairment of digital currencies for the six months ended June 30, 2019.

Other Income

	Six months ended June 30		Percent
	2019	2018	Change
	(amounts in thousands)
Other income	$3,158	$146		*

*Percentage not meaningful

Other income increased by $3.0 million for the six months ended June 30, 2019 due to recognition of a gain of $3.0 million from the vesting of tokens sold to employees.

Trend Information

Revenue Trends

Blockstack characterizes the proceeds of its research and development arrangements as revenue. Blockstack’s revenue can vary significantly based on demand for Stacks Tokens, the timing of revenue recognition and whether Stacks Token sales are effected through consolidated funds.  Token purchasers in voucher sales will receive Stacks Tokens at discounted prices, which will result in lower revenue to the Company.  In addition, the Company may occasionally purchase assets using Stacks Tokens, valued at a discount to the then fair value, which will result in a loss (or a lower gain) to the Company.  Blockstack believes that there will be additional demand for Stacks Tokens in the future, as the number of application developers and users on the Blockstack network increases, and Blockstack anticipates that it will be able to sell additional Stacks Tokens.

Costs and Expenses Trends

Operating expenses have increased in the six months ended June 30, 2019, and Blockstack expects this trend to continue through the remainder of the fiscal year ending December 31, 2019 primarily due to an increase in compensation costs and general and administrative costs associated with the addition of personnel to support Blockstack’s growth and legal, accounting and audit expenses, an increase in sales and marketing costs, primarily due to increased marketing event costs and increased marketing campaigns to support the growth of the Blockstack network ecosystem, the payment of blockchain processing fees by Blockstack with cryptocurrencies before the availability of Stacks Tokens on the network, and an increase in research and development costs, primarily due to the addition of personnel and contractors to support the development of the network.  Blockstack does not expect any significant amount of other expenses.

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Prices of Cryptocurrencies

The market prices of cryptocurrencies, including Ether and Bitcoin, experienced significant volatility in the six months ended June 30, 2019. As of December 31, 2018, the market price of one Ether was $133.49 and the market price of one Bitcoin was $3,747.39. As of June 30, 2019, the prices had increased to a market price of $290.15 for one Ether and $10,769.05 for one Bitcoin, representing an increase of 117% and 187%, respectively, from their prices as of December 31, 2018.

Liquidity and Capital Resources

Sources of Funds

Blockstack has funded operations almost entirely through sales of its convertible preferred stock in 2016 and sales of Stacks Tokens in 2017-2018.  Blockstack’s unrestricted cash on hand as of June 30, 2019 was $6.9 million and its restricted cash on hand was $4.4 million. As of December 31, 2018, Blockstack’s unrestricted cash on hand was $21.1 million and its restricted cash on hand was $4.4 million. Blockstack’s restricted cash on hand is subject to performance-based milestones.

Blockstack may sell portions of its cryptocurrencies in order to finance Blockstack’s activities, depending on market conditions and to the extent such cryptocurrencies are unrestricted.  As of June 30, 2019 and December 31, 2018, Blockstack had cryptocurrency reserves of $5.7 million, of which $2.9 million was restricted, and as of such date held $2.6 million of Bitcoin and $3.1 million of Ether, respectively, as a result of our private placements (including sales completed in 2018). Blockstack’s restricted cryptocurrencies are subject to performance-based milestones.  Because of volatility in the price of cryptocurrencies, Blockstack’s ability to raise cash from the sale of digital currencies is subject to significant variability.  Further, Blockstack may be required to sell increasingly large amounts of its cryptocurrencies  in order to raise similar amounts of funds as a result of volatility in the market prices of cryptocurrencies, which may lead to significant variability in the amount of cash that may be raised from the sale of all of its cryptocurrencies .

Restrictions on Blockstack’s cash and cryptocurrency reserves derive from the fact that under the relevant token sale agreements, up to 40% of the proceeds of these sales by the LP Funds remain subject to return to the purchasers in these sales if certain performance-based milestones are not met.  Blockstack has subjected its entire cryptocurrency reserves it received as part of these sales to return under these milestones in order to maximize Blockstack’s unrestricted cash.

Blockstack has raised approximately $23.2 million in cash and cryptocurrencies in 2019 (of which $0.5 million was raised as of June 30, 2019) through sales of Stacks Tokens in the Regulation A and Regulation S cash offerings, which have now ended. These proceeds will be returned to the investors if Blockstack is unable to deliver the Stacks Tokens to investors within a specified timeframe after the closure of these sales.

Blockstack plans to continue to fund its operations and capital funding needs through equity and/or debt financing, as well as through our sales of Stacks Tokens, including from our treasury.  The sale of additional equity would result in additional dilution to Blockstack’s stockholders.  The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict Blockstack’s operations.  The sale of additional Stacks Tokens may result in dilution of the existing supply of Stacks Tokens.  If Blockstack is not able to secure adequate additional funding Blockstack may be forced to make reductions in spending, extend payment terms with suppliers, liquidate assets where possible, or suspend or curtail planned programs. The occurrence of any of these events could affect the value of the Stacks Tokens, our ability to deliver them, or the timing of their delivery.

To the extent that Blockstack raises additional capital through collaborations, strategic alliances or licensing arrangements with third parties, Blockstack may have to relinquish valuable rights to its proprietary software, future revenue streams, research programs or applications or to grant licenses on terms that may not be favorable to Blockstack.  Any of these actions could harm Blockstack’s business, results of operations and

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future prospects.  Blockstack may never become profitable, or if it does, it may not be able to sustain profitability on a recurring basis. The occurrence of any of these events could affect the value of the Stacks Tokens, our ability to deliver them, or the timing of their delivery.

The following table summarizes Blockstack’s cash flows for the periods indicated:

	(Unaudited)
	Six months ended
	June 30, 2019	June 30, 2018
	(amounts in thousands)
Net cash from operating activities	$(13,677)	$10,796
Net cash from investing activities	$(579)	$(369)
Net cash from financing activities	$—	$4

Net Cash From Operating Activities

The use of cash in all periods resulted primarily from Blockstack’s net loss adjusted for non-cash charges and changes in operating assets and liabilities.

Net cash from operating activities during the six months ended June 30, 2019 and 2018 was $13.7 million (net outflow) and $10.8 million respectively.

Net Cash From Investing Activities

Blockstack’s investing activities have consisted primarily of purchases of fixed assets and intangible assets and investments in other startup companies.

Net cash from investing activities during the six months ended June 30, 2019 and 2018 showed net outflows of $0.6 million and $0.4 million, respectively.

Net Cash From Financing Activities

Blockstack’s financing activities for the six months ended June 30, 2019 and 2018 were not significant.

Material Capital Commitments

Blockstack currently has no material commitments for capital expenditures.

Off-Balance Sheet Arrangements

Blockstack did not have any off-balance sheet arrangements during any of the periods presented.

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Internal Control over Financial Reporting

During the periods covered by the financial statements, Blockstack was an early-stage private company and has relied primarily upon external accounting and financial reporting personnel and other resources with which to address our internal controls and procedures. In connection with the audit of Blockstack’s 2018 consolidated financial statements, our external auditors identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the American Institute of Certified Public Accountants. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

Blockstack identified the following material weaknesses in our internal control over financial reporting:

•                  the 2018 year-end and interim consolidated financial statements were restated due to errors in the recognition of revenue and calculation of restricted assets.

During 2019, Blockstack continued to address the controls issues that contributed to material weaknesses, including the following:

•                  hiring of additional finance and accounting personnel, including an accounting manager.

•                  increased use of an outside consulting firm, Chord Advisors, LLC to assist with Blockstack’s technical accounting needs (this firm specializes in providing technical accounting advice to public and private companies, and the founders are former Big 4 National Office alumni); and

•                  building out and documenting policies and procedures related to financial reporting and accounting practices.

Critical Accounting Policies and Estimates

Blockstack’s management’s discussion and analysis of Blockstack’s financial condition and results of operations is based on Blockstack’s financial statements, which have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.  The preparation of these financial statements requires Blockstack to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods.  Blockstack’s estimates are based on its historical experience and on various other factors that Blockstack believes are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.  Blockstack believes that the accounting policies discussed below are critical to understanding Blockstack’s historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

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Revenue Recognition

Blockstack accounts for its token issuances as research and development arrangements under Accounting Standards Codification (“ASC”) 730, Research and Development Arrangements.  At the time of the token issuances, and prior to achievement of the First Milestone, as defined below, Blockstack faced significant hurdles in developing a live, decentralized network with token functionality, so technological feasibility had not been established, and all of Blockstack’s development costs were expensed.

Under these arrangements, Blockstack’s obligations included successful development of a live, operational network with token functionality (the “First Milestone”). With respect to the arrangements made in regard to Blockstack Token Fund QP LP and Blockstack Token Fund AI LP (the “LP funds”), Blockstack’s obligations also include development activities to make the network more attractive to both users and developers, as measured by achievement of a hurdle of one million verified users on the network by January 2020 (the “Second Milestone”).

With respect to the development arrangements for the Company’s simple agreements for future tokens (“SAFTs”), non-refundable consideration received (20% of total proceeds received from these purchasers) was recognized over the estimated development period in proportion to development costs incurred over total estimated costs.  80% of the total proceeds received was potentially refundable; pursuant to the terms of the SAFTs, a SAFT terminates upon the earlier to occur of certain events, including the issuance of tokens to the SAFT purchaser upon the satisfaction of the First Milestone, the payment of amounts payable to the SAFT purchaser upon the failure to achieve the First Milestone by January 30, 2019 or prior to the dissolution of Blockstack, or the determination by Blockstack that it would not satisfy the First Milestone. If the SAFT terminated without satisfaction of the First Milestone, 80% of the SAFT purchaser’s purchase amount would have been refundable.

At the time of achievement of the First Milestone in November 2018, Blockstack issued the Tokens to the SAFT purchasers, and all remaining consideration (i.e., 80% of the proceeds received) was recognized as revenue.  Upon achievement of the First Milestone, Blockstack concluded that it had fulfilled its obligations to the SAFT purchasers, and Blockstack has no remaining contractual obligations with respect to the further development of the network or the enhancement of the Tokens issued or with respect to any refunds. Further, Blockstack has determined that there are no surrounding conditions that would make it probable that it would repay any of the SAFT purchase amounts regardless of Stacks Token delivery.

Blockstack consolidates the LP funds and Blockstack Employee LLC (“Employee LLC”); refundable portions of the LP funds’ investment and the outstanding portions of Employee LLC are classified as a non-controlling interest rather than a liability. With respect to the LP arrangements, similar to the SAFT arrangements, 80% of the total proceeds received were potentially refundable. Pursuant to the terms of the LP partnership agreements, the LP funds will dissolve in any event on January 30, 2020 (whether the Second Milestone is reached or not); in the event that Blockstack had failed to meet the First Milestone prior to dissolution, 80% of the LP member’s purchase amount would have been refundable; in the event that Blockstack fails to meet the Second Milestone (having met the First Milestone), only 40% of the LP member’s purchase amount would be refundable. The non-refundable consideration (20%) was not recognized as revenue over the development period as the LP funds are consolidated entities. Upon achievement of the First Milestone, however, Blockstack issued the Tokens to the LP funds, and these were distributed outside of the consolidated entity to the LP fund investors. Blockstack concluded that this was a non-monetary transaction (a non-reciprocal transaction with owners), which should be accounted at fair value. Fair value was determined based on the market approach. Blockstack does not expect to recognize further revenue from the LP fund issuances regardless of whether the Second Milestone is achieved.

Substantially all of Blockstack’s research and development expenses for the six months ended June 30, 2018 relate to the token development arrangements. Research and development expenses for 2019 relate to ongoing network development.

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Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone, Blockstack continues to expense all further research and development costs.

The vouchers issued by Blockstack to potential investors do not contain enforceable rights and obligations. As such, Blockstack concluded that the voucher issuance has no accounting consequences.

Item 2. Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

Item 3. Financial Statements

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Blockstack PBC and Subsidiaries

Consolidated Financial Statements
June 30, 2019

Blockstack PBC and Subsidiaries

Blockstack PBC and Subsidiaries

Consolidated Balance Sheets

($ in thousands)

	June 30, 2019	December 31, 2018
	(Unaudited)	(Audited)
Assets
Current assets
Cash and cash equivalents	$6,870	$21,126
Income tax receivable	674	—
Other current assets	278	102
Total current assets	7,822	21,228
Restricted cash	4,436	4,436
Fixed assets, net	90	95
Intangible assets, net	102	60
Digital currencies	2,758	2,758
Restricted digital currencies	2,923	2,923
Investments	806	290
Right-of-use asset, net	1,955	—
Other assets	245	245
Total assets	$21,137	$32,035
Liabilities and Stockholders’ Equity
Current liabilities
Token delivery obligations	$526	$—
Income tax payable	433	6,158
Token obligations to employees and others	458	—
Lease liability - current	344	—
Other current liabilities	1,329	2,214
Total current liabilities	3,090	8,372
Lease liabilities, net of current portion	1,697	—
Total liabilities	4,787	8,372
Stockholders’ equity:
Series A convertible preferred stock, $0.00001 par value, 4,558,946 shares authorized; 4,558,498 shares issued and outstanding; liquidation preference of $5,519	—	—
Common stock, $0.00001 par value, 16,000,000 shares authorized; 9,131,646 shares issued and outstanding	—	—
Additional paid-in capital	6,956	6,668
Retained earnings	2,036	9,118
Total controlling stockholders’ equity	8,992	15,786
Non-controlling interest	7,358	7,877
Total stockholders’ equity	16,350	23,663
Total liabilities and stockholders’ equity	$21,137	$32,035

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Operations

($ in thousands)

	(Unaudited) Six months ended June 30,
	2019	2018
Revenue from token development arrangements	$—	$2,039
Total revenues	—	2,039
Operating expenses
General and administrative	3,035	993
Research and development	553	612
Compensation expense	4,954	1,063
Advertising and marketing	1,672	375
Depreciation and amortization	26	8
Impairment of digital currencies	—	1,221
Total operating expenses	10,240	4,272
Loss from operations	(10,240)	(2,233)

Other income
Gain from vesting of employee tokens	3,011	—
Interest income	149	—
Other income (expense)	(2)	146
Total other income	3,158	146
Net loss	(7,082)	(2,087)

Net loss allocable to non-controlling interest	—	439

Net loss attributable to Blockstack PBC	$(7,082)	$(1,648)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

($ in thousands, except for share amounts)

	Convertible Preferred Stock						Total Controlling		Total
	Series A		Common Stock		Additional Paid-In	Retained	Stockholders’	Non-Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings	Equity	Interest	Equity
Balance at December 31, 2018 (Audited)	4,558,498	$—	9,131,646	$—	$6,668	$9,118	$15,786	$7,877	$23,663
Stock-based compensation	—	—	—	—	288	—	288	—	288
Dissolution of Employee LLC	—	—	—	—	—	—	—	(519)	(519)
Net loss	—	—	—	—	—	(7,082)	(7,082)	—	(7,082)
Balance at June 30, 2019 (Unaudited)	4,558,498	$—	9,131,646	$—	$6,956	$2,036	$8,992	$7,358	$16,350

	Convertible Preferred Stock						Total Controlling		Total
	Series A		Common Stock		Additional Paid-In	Retained	Stockholders’	Non-Controlling	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Earnings (Deficit)	Equity (Deficit)	Interest	Equity
Balance at December 31, 2017 (Audited)	4,558,498	$—	8,238,102	—	6,281	(6,495)	(214)	27,044	26,830
Stock-based compensation	—	—	15,701	—	183	—	183	—	183
Shares issued upon vesting of restricted stock awards	—	—	865,701	—	—	—	—	—	—
Exercise of stock options	—	—	12,142	—	4	—	4	—	4
Net loss	—	—	—	—	—	(1,648)	(1,648)	(439)	(2,087)
Balance at June 30, 2018 (Unaudited)	4,558,498	$—	9,131,646	$—	$6,468	$(8,143)	$(1,675)	$26,605	$24,930

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Consolidated Statements of Cash Flows

($ in thousands)

	(Unaudited)
	Six months ended June 30,
	2019	2018
Cash flows from operations
Net loss attributable to Blockstack PBC	$(7,082)	$(1,648)
Net loss allocable to non-controlling interest	—	(439)
Adjustments to reconcile net loss to net cash from operating activities
Gain from vesting of employee tokens	(3,011)	—
Token compensation expense	2,957	—
Depreciation and amortization	26	8
Amortization of operating lease right-of-use asset	183	—
Stock-based compensation	288	183
Impairment of digital currencies	—	1,221
Changes in operating assets and liabilities
Other current assets	(176)	47
Income tax receivable	(674)	—
Receivables	—	2,146
Restricted receivables	—	3,518
Digital currencies	—	28
Restricted digital currencies	—	(484)
Other assets	—	(245)
Deferred revenue	—	(284)
Token delivery obligations	526	—
Income tax payable	(5,725)	—
Token obligations to employees and others	(7)	—
Other current liabilities	(885)	(291)
Lease liabilities	(97)	—
SAFT development obligations	—	7,036
Net cash from operating activities	(13,677)	10,796
Cash flows from investing activities
Purchase of fixed assets	(18)	(79)
Purchase of intangible assets	(45)	—
Purchase of investments, net	(516)	(290)
Net cash from investing activities	(579)	(369)
Cash flows from financing activities
Cash received from the exercise of stock options	—	4
Net cash from financing activities	—	4
Net change in cash, cash equivalents and restricted cash	(14,256)	10,431
Cash, cash equivalents and restricted cash
Beginning of period	25,562	21,251
End of period	$11,306	$31,682

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the accompanying consolidated balance sheet to amounts presented in this consolidated statement of cash flows:

Cash and cash equivalents	$6,870	$6,792
Restricted cash	4,436	24,890
Total amount presented in consolidated statements of cash flows	$11,306	$31,682
Supplemental disclosure of cash flow information
Cash paid for taxes	$6,400	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

1.                                      Nature of Business and Summary of Significant Accounting Policies

Nature of Operations

Blockstack PBC (the “Company”) is a technology company that, together with its affiliates, is developing, sponsoring and commercializing an open-source, peer-to-peer network using blockchain technologies to build a network for decentralized applications (the “Blockstack network” or the “network”). The ultimate goal of the Blockstack network is to enable application developers to build and publish decentralized applications without the need to maintain central databases, and for users of these decentralized applications to retain control over their own data.

The Company introduced the Stacks blockchain, which involved the creation of tokens (the “Stacks Tokens” or the “tokens”) in order to obtain control over the digital assets on the Blockstack network and incentivize users of the network to develop, maintain and write transactions to the network. In connection with this network development, the Company, through its subsidiary Blockstack Token LLC (“Token LLC”), sold utility tokens to parties who wish to use the Blockstack network. The network will consume tokens from network users, purchased or earned through mining to perform network operations related to the creating, purchasing or accessing these digital assets. Because of the limited number of Stacks Tokens at any time, and the fact that obtaining Stacks Tokens generally requires some investment of cash or non-cash consideration, the Stacks Tokens introduce a cost factor for performing operations on the network, and can therefore be used to prevent users from flooding the network with “spam” transactions — for example, by registering a broad swathe of digital assets that they do not intend to use (but which may be of value to another user, such as a domain name), creating useless digital assets or smart contracts, or trying to flood the network with transactions as a method of attack.

Token Sales

During the fourth quarter of 2017 and the first quarter of 2018, the Company offered Stacks Tokens for sale to certain accredited investors (the “private token sales”). Registration for the private token sales began in November 2017. Only persons meeting the definition of “accredited investors” under the Securities Act of 1933, as amended (the “Securities Act”), were allowed to purchase in these sales. Individuals who were not accredited investors were able to receive free, non-binding “vouchers” for the opportunity to purchase future tokens up to $3,000 in value at the private token sales price of $0.12. Per the terms of the vouchers, it was within the Company’s sole discretion as to whether and when to honor the vouchers. The Company subsequently offered voucher holders the opportunity to redeem the vouchers in connection with the offering as described in Note 6.

Investors in the private token sales were able to participate either by entering into Simple Agreements for Future Tokens (“SAFTs”) or by entering into agreements with one of two Delaware limited partnerships (the “LP funds”) created as investment vehicles for the private token sales. One of the LP funds was created as an investment vehicle for “qualified purchasers,” (as such term is defined under the Investment Company Act of 1940, as amended) and the other of the LP funds was created for accredited investors who were not qualified purchasers.

Each SAFT and token purchase agreement entered into with the LP funds provided for the delivery in the future of a number of tokens representing 100% of the funds used to purchase the interest in the SAFT or token purchase agreement, divided by the purchase price for each token determined at the time of these sales, which was $0.12.

The delivery of tokens to both fund investors and SAFT holders was based upon the Company satisfying the requirements of a milestone:

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

•               The successful development of a live, operational network with token functionality (the “First Milestone”).

The First Milestone was achieved in November 2018 and the Company delivered Stacks Tokens to the purchasers. Achievement of the First Milestone also resulted in making available to the Company portions of the contribution of both investors in the SAFTs and the LP funds. For the investors who invested via the LP funds (but not via the SAFTs), there is an additional milestone that if not met will result in the potential for a return of a portion of their capital contribution:

•               The registration of one million verified users on the network (the “Second Milestone”).

Determination as to whether the First Milestone had been met for the purposes of the SAFT investments was made by the Company, in its sole discretion. Determination as to whether the First Milestone was met for the purposes of the LP fund investments was made by an advisory board of seven individuals, three of whom have been appointed by limited partners of the LP funds (the “Advisory Committee”). The Advisory Committee unanimously determined that the Company achieved the First Milestone. The Advisory Committee will also determine whether the Second Milestone has been met.

Investments in the LP funds closed in December 2017 with a total of approximately $26.2 million invested; an additional approximately $21.2 million was raised via SAFTs between December 2017 and February 2018. $8.7 million of the $21.2 million of SAFT investments were received in 2018.

Approximately 400 million tokens were sold to over 800 investors who participated in the sale, and an additional 8,000 individuals received vouchers for a potential future token purchase. The price was $0.12 per token for all investors, and all voucher recipients were offered the same price at a future date of purchase, if the Company chose to honor the vouchers, which it could do in its sole discretion (see Note 6 regarding the voucher sales that began in July 2019).  The Stacks Tokens sold in these offerings are subject to a “time lock” with 1/24th of the amount of tokens purchased being released from this time lock on the date of distribution of the tokens and an additional 1/24th being released for every 4,320 “blocks” that are processed on the blockchain used by the network. The Company estimates this will result in the release of an additional 1/24th of a purchaser’s tokens every month, and the release of all of a purchaser’s tokens approximately one year and eleven months after the date of distribution of the tokens. The tokens issued in these offerings do not represent a right of ownership or a right to profits of the Company or its affiliates. The tokens sold in these offerings are “restricted securities” for purposes of the Securities Act, and are only transferable on the Blockstack network after the applicable one-year holding period has lapsed following which such tokens would be freely tradeable by non-affiliates pursuant to Rule 144 under the Securities Act; however the tokens, functioning as a utility token, may be burned as fuel on the Blockstack network prior to the one-year holding period once they have been released from their time lock.

In 2019 the Company offered Stacks Tokens to non-U.S. persons in a private placement exempt from the registration requirements of the Securities Act, under Regulation S (“Regulation S offering”). The tokens sold in this Regulation S offering are restricted securities that are sold for delayed delivery and are subject to a “transfer lock” that will prevent their transfer from being recorded on the Blockstack network for one year after sale; these tokens were offered at a price of $0.25 per token. As of June 30, 2019, as part of the Regulation S offering, the Company has received cash from investors of $0.5 million for delivery of 2,000,000 Stacks Tokens. Proceeds received under these agreements are shown as token delivery obligations in the consolidated balance sheet as of June 30, 2019.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Basis for Consolidation

The Company determines the consolidation for affiliated entities using Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”). ASC 810 requires consolidation if the reporting entity has a controlling financial interest in another entity, through voting interests or other means.  The Company consolidates a Variable Interest Entity (“VIE”) if it has the power to direct the activities that most significantly impact the VIE’s economic performance and if the reporting entity is the primary beneficiary of the affiliated entity. The Company’s wholly owned subsidiaries and VIEs are outlined below:

Token LLC was formed as a Delaware limited liability company on September 25, 2017 with operations in New Jersey. It is a wholly-owned subsidiary of Blockstack PBC. Token LLC has been responsible for the issuance and distribution of Blockstack tokens prior to the new token offerings described in Note 1 (Token sales) and Note 6.

Blockstack Signature Fund 1 (“Signature Fund 1”) was formed as a Delaware limited liability company on February 26, 2018.  It is a wholly-owned subsidiary of Blockstack PBC. Signature Fund 1 is used to make investments in other companies.

Blockstack Token Fund GP, LLC (“Token Fund”) was formed as a Delaware limited liability company on November 16, 2017 with operations in New Jersey. It is a wholly-owned subsidiary of Token LLC. Its purposes are to act as a General Partner and facilitate investments in the two LP funds as defined below.

Blockstack Token Fund QP LP (“QP LP”) and Blockstack Token Fund AI LP (“AI LP”) (and together the “LP funds”) are the two investment funds created for certain token investors as part of the private token sales. Both were formed on November 16, 2017 as Delaware limited partnerships, with both having operations in New Jersey. Accredited investors, who were not qualified purchasers, invested through AI LP and qualified purchasers invested through QP LP. The LP funds were determined to be VIEs, of which Token Fund was determined to be the primary beneficiary. Therefore, Token Fund consolidates the LP funds.

Basis for consolidation of the LP funds as VIEs: As part of the private token sales, Token LLC had the right to collect 20% of the capital contribution of the LP funds as a non-refundable advance and Token LLC is exposed to potential digital currency losses if the LP funds’ assets are insufficient to cover milestone payments because of digital currency losses on the LP funds. Because Token Fund has all decision-making authority for the LP funds, including that surrounding the decision to hold or trade cryptocurrencies, and the obligation to absorb losses and benefits of the VIEs that potentially could be significant to the VIEs, Token Fund is the primary beneficiary and should consolidate the LP funds. The LP fund assets are shown as restricted cash and restricted digital currencies on the consolidated balance sheets at June 30, 2019 and December 31, 2018; the LP funds did not have any liabilities at June 30, 2019 and December 31, 2018.  The LP funds’ assets can only be used to settle obligations of the LP funds, which may include amounts due to the Company upon achievement of the Second Milestone, or alternatively, due to the investors in the event that this milestone is not achieved.  The investors in and creditors of the LP funds have no recourse to the assets of the Company other than those in the LP funds.  The Company did not recognize any gain or loss upon the initial consolidation of the LP funds and has no arrangements - explicit or implicit - to provide financial support to the LP funds.

Blockstack Employee LLC (“Employee LLC”) was a Delaware limited liability company that was created to hold Stacks Tokens on behalf of the employees of Blockstack PBC and its subsidiaries that were awarded or sold Stacks Tokens in compliance with Rule 701 under the Securities Act. Employee LLC held agreements for Stacks Tokens that were sold to employees and those that are reserved for future awards to employees. These tokens were held on behalf of holders of Employee LLC’s Class B units, of which the carrying value was classified within non-controlling interest. Each Class B unit entitled the unit holder to one Stacks token held by Employee LLC. The management of

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Employee LLC, however, was entirely vested in the chief executive officer of Blockstack PBC, Muneeb Ali, who was appointed by Blockstack PBC as the sole holder of Class A units (the only units of Blockstack Employee LLC with voting rights under the Company’s operating agreement, which have no entitlement to the Stacks Tokens held by Employee LLC). Blockstack PBC is the primary beneficiary and has the sole power and control to direct all activities of Employee LLC and its subsidiaries, and therefore, meets the criteria to consolidate. Employee LLC was dissolved in June 2019 and its assets and liabilities were transferred to Blockstack PBC and subsidiaries; the token obligations payable to employees upon vesting are recorded as token obligations payable to employees and others in the consolidated balance sheet as of June 30, 2019.

The assets of Employee LLC consisted of cash of approximately $0.5 million at December 31, 2018, which were included in cash and cash equivalents in the consolidated balance sheet.  Employee LLC had liabilities of $0.5 million at December 31, 2018. The liability of $0.5 million related to a note payable to an affiliate which has been eliminated in consolidation. There were no restrictions on the assets of Employee LLC, and investors in and creditors of Employee LLC had no recourse to the assets of the Company other than those of Employee LLC.  The Company did not recognize any gain or loss upon the initial consolidation of Employee LLC and had no arrangements - explicit or implicit - to provide financial support to Employee LLC.

All significant balances and transactions between Blockstack PBC, its owned subsidiaries and entities identified as VIEs have been eliminated in consolidation.

Basis of Presentation

The Company prepares its consolidated financial statements in accordance with United States generally accepted accounting principles (“US GAAP”).

The consolidated financial statements as of June 30, 2019 and for the six months ended June 30, 2019 and 2018, and related footnotes, are unaudited. Certain financial information that normally is included in annual financial statements, including certain financial statement footnotes, is not required for interim reporting purposes and has been omitted herein. However, in the opinion of management, all necessary adjustments have been included to make the consolidated statements of operations not misleading. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year.

Going Concern Uncertainty

The Company’s consolidated financial statements are prepared assuming the Company will continue as a going concern. Based on results of operations for the six months ended June 30, 2019 the Company incurred approximately $10.2 million of operating expenses and had operating cash outflows of $13.7 million. As of June 30, 2019, the Company had approximately $6.9 million of cash available and subsequent to June 30, 2019, raised approximately $22.7 million in cash and digital currencies in the new token offerings as described in Note 6. The money raised in these offerings will be returned to the investors if the Company is unable to deliver the Stacks Tokens to the investors within a specified time frame after closure of these sales.  The uncertainty as to whether the Company will successfully deliver the Stacks Tokens to the new token investors raises substantial doubt about its ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

The Company’s long-term strategy is to decentralize development and governance of the Blockstack network such that no single entity, including the Company, is in control of the network.  When this decentralization process is complete and there is a healthy ecosystem of applications and users on the network, the Company expects to develop new business models, which may include the development and commercialization of premium versions of open-source software, enterprise licensing for blockchain technology, and development of new applications for the network.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions, which are evaluated on an ongoing basis, that affect the amounts reported in the Company’s consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable at the time under the

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents primarily consist of cash and money market funds in which the Company is exposed to market and credit risk. The Company maintains its cash and restricted cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk from cash.

Until the First Milestone had been met, the Company was restricted from using 80% of the SAFT funds and 80% of the LP funds.  The achievement of the First Milestone permitted Token LLC to receive 80% of the SAFT funds and 40% of the contributions in the LP funds that were previously restricted. 40% of the original LP fund investments continue to be restricted until the Second Milestone is achieved failing which the investors in LP funds are entitled to a distribution of that amount.

As of June 30, 2019, and December 31, 2018, the remaining restricted portion of LP fund investments is comprised of cash and digital currencies.

Adoption of Accounting Standards

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (“ASU 2016-02”) in order to increase transparency and comparability among organizations by, among other provisions, recognizing lease assets and lease liabilities on the balance sheet for those leases classified as operating leases under previous GAAP. For public companies, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 (including interim periods within those periods) using a modified retrospective approach and early adoption is permitted. In transition, entities may also elect a package of practical expedients that must be applied in its entirety to all leases commencing before the adoption date, unless the lease is modified, and permits entities to not reassess (a) the existence of a lease, (b) lease classification or (c) determination of initial direct costs, as of the adoption date, which effectively allows entities to carryforward accounting conclusions under previous U.S. GAAP. In July 2018, the FASB issued ASU 2018-11, Leases: Targeted Improvements, which provides entities an optional transition method to apply the guidance under Topic 842 as of the adoption date, rather than as of the earliest period presented. The Company adopted ASU 2016-02 on January 1, 2019, using the optional transition method to apply the new guidance as of January 1, 2019, rather than as of the earliest period presented, and elected the package of practical expedients described above. Based on the analysis, on January 1, 2019, the Company recorded a right of use asset of approximately $2.1 million and lease liability of approximately $2.2 million.

In June 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. The changes take effect for public companies for fiscal years starting after December 15, 2018, including interim periods within that fiscal year. For all other entities, the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted. The Company adopted this ASU as of January 1, 2019. The adoption of this update did not have a material impact on the Company’s financial statements.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Fixed Assets

Fixed assets are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation and amortization is calculated on a straight-line basis over the estimated useful lives of the respective assets, which generally range from 3-5 years for equipment.

Intangible Assets

Intangible assets are comprised of costs incurred to purchase domain name rights and the cost-basis of digital currencies held.

Rights to domain names purchased have an estimated remaining useful life and are classified as finite-lived intangible assets. The Company amortizes these assets over the shorter of the legal life or its estimated economic life using the straight-line method. The Company has concluded that disclosures related to these intangible assets are not significant to the consolidated financial statements.

Digital currencies are recorded at cost less impairment and are classified as indefinite-lived intangible assets. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Investments

The Company makes simple agreement for future equity (“SAFE”) investments in other startups through Signature Fund 1. During the six months ended June 30, 2019 and 2018, the Company invested approximately $0.5 million and $0.3 million, respectively, in other startups. The Company records its SAFE investments at cost less impairment, if any.

Leases

Effective January 1, 2019, the Company accounts for its leases under ASC 842, Leases. Under this guidance, arrangements meeting the definition of a lease are classified as operating or financing leases, and are recorded on the consolidated balance sheet as both a right of use asset and lease liability, calculated by discounting fixed lease payments over the lease term at the rate implicit in the lease or the Company’s incremental borrowing rate. Lease liabilities are increased by interest and reduced by payments each period, and the right of use asset is amortized over the lease term. For operating leases, interest on the lease liability and the amortization of the right of use asset result in straight-line rent expense over the lease term. Variable lease expenses are recorded when incurred.

In calculating the right of use asset and lease liability, the Company elected to combine lease and non-lease components. The Company excludes short-term leases having initial terms of 12 months or less from the new guidance as an accounting policy election and recognizes rent expense on a straight-line basis over the lease term.

Revenue Recognition

The Company accounts for its token issuances as research and development arrangements under ASC 730, Research and Development Arrangements (“ASC 730”).  At the time of the token issuances, and prior to

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

achievement of the First Milestone, the Company faced significant hurdles in developing a live, decentralized network with token functionality, so technological feasibility had not been established, and all of the Company’s development costs were expensed.

Under these arrangements, the Company’s obligations included successful development of a live, operational network with token functionality (the First Milestone). With respect to the LP fund arrangements, the Company’s obligations also include development activities to make the network more attractive to both users and developers, as measured by achievement of a hurdle of one million verified users on the network by January 2020 (the Second Milestone).

With respect to the SAFT development arrangements, non-refundable consideration received (20% of total proceeds received from these purchasers) was recognized over the estimated development period in proportion to development costs incurred over total estimated costs.  80% of the total proceeds received was potentially refundable; pursuant to the terms of the SAFTs, a SAFT terminates upon the earlier to occur of certain events, including the issuance of tokens to the SAFT purchaser upon the satisfaction of the First Milestone, the payment of amounts payable to the SAFT purchaser upon the failure to achieve the First Milestone by January 30, 2019 or prior to the dissolution of the Company, or the determination by the Company that it would not satisfy the First Milestone. If the SAFT terminated without satisfaction of the First Milestone, 80% of the SAFT purchaser’s purchase amount would have been refundable.

At the time of achievement of the First Milestone in November 2018, the Company issued the Tokens to the SAFT purchasers, and all remaining consideration (i.e., 80% of the proceeds received) was recognized as revenue.  Upon achievement of the First Milestone, the Company concluded that it had fulfilled its obligations to the SAFT purchasers, and the Company had no remaining contractual obligations with respect to the further development of the network or the enhancement of the Tokens issued or with respect to any refunds. Further, the Company has determined that there are no surrounding conditions that would make it probable that it would repay any of the SAFT purchase amounts regardless of Stacks Token delivery.

The Company consolidates the LP funds and Employee LLC; refundable portions of the LP funds’ investment and the outstanding portions of Employee LLC are classified as a non-controlling interest rather than a liability. With respect to the LP arrangements, similar to the SAFT issuances, 80% of the total proceeds received were potentially refundable. Pursuant to the terms of the LP partnership agreements, the LP funds will dissolve in any event on January 30, 2020 (whether the Second Milestone is reached or not); in the event that the Company had failed to meet the First Milestone prior to dissolution, 80% of the LP member’s purchase amount would have been refundable; in the event that the Company fails to meet the Second Milestone (having met the First Milestone), only 40% of the LP member’s purchase amount would be refundable. The non-refundable consideration (20%) was not recognized as revenue over the development period as the LP funds are consolidated entities. Upon achievement of the First Milestone, however, the Company issued the Tokens to the LP funds, and the tokens were distributed outside of the consolidated entity to the LP fund investors. The Company concluded that this was a non-monetary transaction (a non-reciprocal transaction with owners), which should be accounted at fair value. Fair value was determined based on the market approach. See Note 3 for a discussion of future distributions from the LP funds. The Company does not expect to recognize further revenue from the LP fund issuances regardless of whether the Second Milestone is achieved. If the Second Milestone is achieved there will be a transfer of cash from the LP funds to the Company which is an intercompany transaction that would not result in profit or loss and there will be no additional token issuances.

Substantially all of the Company’s research and development expenses for the six months ended June 30, 2018 relate to the token development arrangements. Research and development expenses for 2019 relate to ongoing network development.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Because technological feasibility of the network with token functionality was achieved at the time of the First Milestone, the Company continues to expense all further research and development costs.

The vouchers issued by the Company to potential investors do not contain enforceable rights and obligations. As such, the Company concluded that the voucher issuance has no accounting consequences.

Research and Development

Research and development costs consist primarily of payroll and related costs, fees paid to consultants and outside service providers, costs related to web hosting and maintaining servers, and costs related to name registration on Blockstack’s network. Such costs are expensed as incurred.

Advertising and Marketing

Sales and marketing costs are expenses associated with advertising, corporate marketing, public relations, promotional items, events and conferences and fees paid for software or applications used for advertising and marketing. Advertising and marketing expenses are expensed as incurred.

General and Administrative

General and administrative expenses primarily include professional fees, technology costs, occupancy expenses and other office expenses.

Stock-based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense ratably over the vesting period of the award. The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and the Company uses different assumptions, its stock-based compensation expense could be materially different in the future. The Company elected to account for its graded vesting awards on a straight-line basis over the requisite service period for the entire award.

Other Income

Other income includes a gain of $3.0 million resulting from vesting of tokens sold to employees through Employee LLC. The gain represents the fair value of the vested tokens over their carrying value of $0. The Company also recorded a token compensation expense of $3.0 million which represents the difference between the fair value of the tokens upon vesting and the purchase price and is shown in compensation expenses on the consolidated statement of operations.

Income Taxes

The Company uses the asset and liability method of accounting for deferred income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities at currently enacted tax rates.

These temporary differences primarily relate to net operating loss carryforwards available to offset future taxable income. Valuation allowances are established, if necessary, to reduce a deferred tax asset to the amount that will more likely than not be realized.

The Company recognizes tax liabilities from an uncertain tax position only if it is more likely than not that the tax position will not be sustained upon examination by the taxing authorities, based on the technical merits of the tax

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

position. There are no uncertain tax positions that have been recognized in the accompanying financial statements. The Company is required to file tax returns in the U.S. federal jurisdiction and various states and local municipalities. The Company’s policy is to recognize interest and penalties related to uncertain tax benefits in operating expenses. No such interest and penalties have been accrued as of June 30, 2019 and December 31, 2018.

Risks Associated with Digital Currencies

Private Key Security

The Company currently holds significant amounts of Bitcoin and Ether, and security breaches, computer malware and other computer hacking attacks could result in a loss of these assets with no adequate source of recovery. Cryptocurrency holdings are anonymous and have an association with a set of private keys. Control of these private keys are necessary to demonstrate ownership and control, transfer or sell the Company’s cryptocurrency holdings.

Although the Company takes significant steps to secure these private keys, to help better ensure they are not destroyed or stolen, the Company — like any other holder of cryptocurrency — cannot guarantee that the loss, destruction or theft of its private keys is not possible. In the event that the Company loses one or more of its private keys, one or more of those private keys are somehow destroyed, or one or more if its private keys are somehow stolen or disclosed to another party, the Company could lose access to its cryptocurrency holdings, or its cryptocurrency holdings could be stolen.

The Company’s cryptocurrency holdings are held in cold-storage with a multi-signature private key set up. Any transfer of cryptocurrency requires the use of multiple private keys that are separately controlled and secured by executive officers and directors of the Company. A single executive officer or director is unable, on his or her own, to transfer any of the Company’s cryptocurrency. The Company has policies and procedures in place in case of death or disability on the part of these executive officers and directors that vest control of the private keys in the Company’s board of directors including the safekeeping of backup private keys.

Market Volatility

The prices of digital assets are extremely volatile. Fluctuations in the price of digital assets could materially and adversely affect the Company’s results of operations. The prices of cryptocurrencies, such as Bitcoin and Ether, and other digital assets have historically been subject to dramatic fluctuations, and in the event of a decline in value of Bitcoin and/or Ether, the Company’s financial position, results of operations, and cash flows could be materially and adversely affected.

Digital Currencies are Currently Unregulated

As of the date of these consolidated financial statements, digital currencies are not subject to specific regulation. Accordingly, there are uncertainties related to the regulatory regimes governing blockchain technologies, cryptocurrencies, digital assets, cryptocurrency exchanges, the Stacks blockchain and Stacks Tokens, and new international, federal, state and local regulations or policies may materially adversely affect the Company and the value of the Stacks Tokens.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

The Stacks Tokens are novel, and the application of U.S. federal and state securities laws is unclear in certain respects. Because of the differences between the Stacks Tokens and traditional securities, there is a risk that issues that might easily be resolved by existing law if traditional securities were involved may not be easily resolved for the Stacks Tokens. In addition, because of the novel risks posed by the tokens, it is possible that securities regulators may interpret laws in a manner that adversely affects the Company or the value of the Stacks Tokens.

Various legislative and executive bodies in the United States and in other countries may, in the future, adopt laws, regulations, or guidance, or take other actions that could severely impact the permissibility of the Stacks Tokens, tokens generally and, in each case, the technology behind them or the means of transacting in or transferring them. It is difficult to predict how or whether regulatory agencies may apply existing or new regulation with respect to this technology and its applications, including the Stacks Tokens, the Stacks blockchain and the network. In addition, self-regulatory bodies may be established that set guidelines regarding cryptocurrencies, the Stacks Tokens, and the network, which could have similar effects to new policies adopted by government bodies.

Any future regulatory actions applicable to the Stacks Tokens, the Stacks blockchain, the network and related activities could severely impact the financial position, results of operations, and cash flows of the Company. The Company may need to restructure operations significantly to comply with any new regulation or guidance. These efforts could be costly and could involve fundamentally changing core portions of the Company’s business, operations and network. On the other hand, failure to restructure for compliance adequately or quickly enough could result in regulatory action (such as investigations by the government or a self-regulatory organization or government or private litigation or administrative actions) that requires the Company to spend significant time and effort, which could potentially deplete the Company’s resources. It could also result in negative publicity. Regulatory change could even potentially result in the Stacks Tokens or certain operations being viewed as impermissible, which could result in a need for the Company to dramatically alter or cease activities. Regulatory action could also affect the rights of holders of the Stacks Tokens, for example by severely limiting the ability of holders to transfer or sell their tokens.

Cryptocurrency networks, blockchain technologies, and coin and token offerings also face an uncertain regulatory landscape in many foreign jurisdictions, including (among others) the European Union, China and Russia. Various foreign jurisdictions may, in the future, adopt laws, regulations or directives that affect the Company. These laws, regulations or directives may conflict with those of the United States or may directly and negatively impact results of operations. The effect of any future regulatory change is impossible to predict, but any change could be substantial and materially adverse to the Company, its results of operations and adoption and value of the Stacks Tokens.

New or changing laws and regulations or interpretations of existing laws and regulations, in the United States and other jurisdictions, may materially and adversely impact the Company, its results of operations and the Stacks Tokens, including with respect to their value, their liquidity, the ability of purchasers to access marketplaces or exchanges on which to trade the tokens, and the structure, rights and transferability of the Stacks Tokens.

Money Services Business

Under the Bank Secrecy Act of 1970 (the “BSA”) and related rules and regulations, certain issuers of tokens may need to register as money transmitters based on their efforts selling or otherwise transacting in tokens. A money transmitter is generally any person that provides “money transmission services” or is “engaged in the transfer of funds.” At a high level, this definition applies if a person is an intermediary between other people who are exchanging one form of currency for another. Among other things, money transmitters are required to comply with certain anti-money laundering (“AML”) laws and regulations, including developing and implementing an AML

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

compliance program, which can be costly. Money transmitters also have state registration requirements.

As of the date of these consolidated financial statements, the U.S. Treasury Department’s Financial Crimes Enforcement Network (“FinCEN”) has provided limited guidance regarding the application of the BSA to activities involving tokens, and it is unclear whether conducting an offering of tokens could trigger a federal money transmitter registration requirement in and of itself. The Company is not engaged in the “transfer of funds” and does not act as an intermediary for exchange of currencies as covered by the BSA. If the Company were deemed to be a money transmitter and/or a money services business, it could be subject to significant additional regulation, which could affect the Company’s operations.

2.                                   Intangible Assets

Domains

Intangible assets primarily represent the costs incurred to purchase domain name rights. The Company amortizes these costs over the shorter of their legal life or estimated economic life using the straight-line method. The Company tests intangible assets upon significant changes in the Company’s business environment.

Digital Currencies

The Company holds Bitcoin and Ether and includes them as digital currencies and restricted digital currencies on the consolidated balance sheets. The Company considers these digital currencies to be intangible assets and records them at cost less impairment.  The Company evaluated digital currencies for impairment by using publicly traded prices of Bitcoin and Ether in order to determine the fair value of digital currencies. During the six months ended June 30, 2019 and 2018, impairment charges of $0 and $1.2 million, respectively, were recorded in the consolidated statements of operations.

3.                                   Future Commitments

LP Funds

If the Second Milestone is not achieved, limited partners are entitled to a distribution of up to 40% of their initial capital contributions, plus 80% of any additional assets held by the LP funds, distributed on a pro rata basis in proportion to their respective capital contributions, with the remaining going to Token LLC.

If the Second Milestone is achieved, up to the remaining 40% of the initial capital contribution will be transferred to Token LLC, and 80% of the remaining assets held by the LP funds will be distributed to limited partners on a pro rata basis in proportion to their respective capital contributions, with the remainder going to Token LLC.

Capital is to be maintained in accordance with relevant Treasury Regulations.

No compensation or management fees will be paid to any partners. Limited partners may only be compensated if they perform services as an employee or independent contractor of the Company and its affiliated entities.

4.                                      Leases

During 2018, the Company entered into a sublease agreement with a sublandlord Sustainable Insight Capital Management, LLC for its New York office. The sublease term is July 15, 2018 through January 30, 2024.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

The following summarizes quantitative information about the Company’s operating leases (dollars in thousands):

For the Six
Months Ended
June 30, 2019
Operating leases
Operating lease cost	$247

For the Six Months Ended June 30, 2019
Operating cash flows from operating leases	$204
Right-of-use assets exchanged for operating lease liabilities	$2,180
Discount rate – operating leases	6.0%

Maturities of the Company’s operating lease liabilities, are as follows (in thousands):

Six months ended December 31, 2019	$208
Year ended December 31, 2020	506
Year ended December 31, 2021	518
Year ended December 31, 2022	530
Year ended December 31, 2023	543
Year ended December 31, 2024	46
Total	2,351
Less present value discount	(310)
Operating lease liabilities	$2,041

Rent expense, recorded on a straight-line basis, was approximately $0.1 million for the six months ended June 30, 2018.

5.                                   Stockholders’ Equity

As of June 30, 2019, and December 31, 2018, the authorized capital of the Company consists of common stock of 16,000,000 shares with 9,131,646 shares issued and outstanding with a $0.00001 par value.

As of June 30, 2019, and December 31, 2018, the authorized capital of the Company also included the following convertible preferred stock:

			Shares Outstanding
Share Class	Par Value	Shares Authorized
Series A-1 Convertible Preferred Stock	$0.00001	2,639,283	2,638,835
Series A-2 Convertible Preferred Stock	$0.00001	440,365	440,365
Series A-3 Convertible Preferred Stock	$0.00001	120,238	120,238
Series A-4 Convertible Preferred Stock	$0.00001	1,162,059	1,162,059
Series A-5 Convertible Preferred Stock	$0.00001	94,332	94,332
Series A-6 Convertible Preferred Stock	$0.00001	83,523	83,523
Series A-7 Convertible Preferred Stock	$0.00001	19,146	19,146
		4,558,946	4,558,498

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

Liquidation preference of convertible preferred stock

The liquidation preference of convertible preferred shareholders is as follows (in thousands):

			Liquidation Preference
Share Class Seniority	Conversion Price	Par Value	June 30, 2019	December 31, 2018
Series A-1 Convertible Preferred Stock	$1.49658	$0.00001	$3,949	$3,949
Series A-2 Convertible Preferred Stock	$0.52229	$0.00001	230	230
Series A-3 Convertible Preferred Stock	$0.83168	$0.00001	100	100
Series A-4 Convertible Preferred Stock	$0.86054	$0.00001	1,000	1,000
Series A-5 Convertible Preferred Stock	$1.27209	$0.00001	120	120
Series A-6 Convertible Preferred Stock	$1.19726	$0.00001	100	100
Series A-7 Convertible Preferred Stock	$1.04458	$0.00001	20	20
			$5,519	$5,519

Voting Rights

Preferred shareholders are entitled to one vote for each share of common stock into which such convertible preferred stock could then be converted. Each holder of common stock is entitled to one vote for each share held.

Dividends Rights

The common stockholders, including restricted stock award holders, shall be entitled to receive dividends when and if declared by the Company’s board of directors.

The holders of each series of convertible preferred stock are entitled to receive noncumulative dividends, when and if declared by the Company’s board of directors, in preference to the holders of common stock and any stock ranking junior to the series of convertible preferred stock, at an annual rate of 8% of the original issue price, as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like.

After payment of such dividends, any additional dividends or distributions shall be distributed among all holders of common stock and convertible preferred stock on a pro rata basis in proportion to the greatest whole number of shares of common stock which would be held by each such holder if all shares of convertible preferred stock were converted at the then-effective conversion rate.

Liquidation Rights

In the event the Company is liquidated either voluntarily or involuntarily (“Liquidation Event”), or if any event occurs that is deemed a liquidation pursuant to the Company’s certificate of incorporation, each holder of convertible preferred stock will be entitled to receive a liquidation preference out of any proceeds from the liquidation before any distributions are made to the holders of common stock. The liquidation preference for each share of convertible preferred stock is equal to the greater of (i) the Series A original issue price, or (ii) the amount

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

per share that would have been payable had all convertible preferred stock been converted into common stock.

If upon the liquidation, dissolution or winding up of the Company, the assets of the Company legally available for distribution to the holders of the convertible preferred stock are insufficient to permit the payment to such holders of the liquidation preference, then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro rata among the holders of the convertible preferred stock in proportion to the full amounts they would otherwise be entitled to.

After the payment to the holders of convertible preferred stock of the full preferential amounts specified above, the entire remaining assets of the Company will be distributed with equal priority and pro rata among the holders of the common stock in proportion to the number of shares of common stock held by them.

Protective Provisions

So long as at least 2,288,977 shares of convertible preferred stock remain outstanding (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like), the Company will not take any of the following actions without the vote or written consent of the holders of a majority of the shares of common stock (on an as-converted-to-common stock basis) of the Company: (i) voluntarily liquidate or dissolve, (ii) amend, waive or alter any provision of the Certificate of Incorporation or its bylaws, (iii) increase or decrease the total number of authorized shares of preferred or common stock, or the existing stock option plan, (iv) create, or authorize the creation of, or issue or obligate itself to issue shares of, any additional class or series of capital stock, (v) increase or decrease the size of the board of directors, or (vi) declare or pay any distribution to common shareholders prior to distribution to preferred shares.

Conversion Rights

Each share of convertible preferred stock is convertible, at the option of the holder thereof, at any time after the date of issuance of the stock, into a number of shares of common stock equal to the applicable original issue price of that share divided by the applicable conversion price of each preferred round, provided, however, that the conversion price for the preferred stock is subject to adjustment for certain dilutive issuances, splits and combinations as defined in the Articles of Incorporation. As of June 30, 2019 and December 31, 2018, each Series of convertible preferred stock is convertible into one share of the Company’s common stock.

Each share of preferred stock will automatically be converted into fully paid, non-assessable shares of common stock at the conversion price then in effect at the time for such Series of preferred stock immediately upon the earlier of (i) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act provided that the aggregate gross proceeds to the Company are not less than $25,000,000 or (ii) upon the receipt by the Company of a written request for such conversion from a vote of the holders of a majority of the convertible preferred stock then outstanding (voting as a single class and on an as-converted-to common stock basis).

Restricted Stock Awards

In 2013, the Company issued 8,500,000 common stock restricted stock awards (“RSA”) to key executives with a vesting condition of continuous employment. Subject to the provisions set forth in the Stock Restriction Agreement (the “Agreement”), 1/5th of the total RSA shall be released to common stock on the 12-month anniversary of the Agreement, and an additional 1/60th of the total RSA shall be released to common stock on each monthly anniversary of the effective date of the Agreement for the next 60 months, so long as the key executives fulfill the service obligations as stipulated in the Agreement.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

During the six months ended June 30, 2018, 865,701 shares were released to common stock in accordance with the above vesting terms and no RSAs were cancelled. As of June 30, 2019, there were no unvested RSAs.

Stock Based Compensation

Options Issued

Terms of the Company’s share-based compensation are governed by the Company’s 2016 Equity Incentive Plan (the “Plan”). The Plan permits the Company to grant non-statutory stock options, incentive stock options and other equity awards to the Company’s employees, directors and consultants. The exercise price for options issued under the Plans is determined by the board of directors, but will be (i) in the case of an incentive stock option granted to an employee who owns stock representing more than 10% of the voting power of all classes of stock of the Company, no less than 110% of the fair market value per share on the date of grant; or (ii) granted to any other employee, no less than 100% of the fair market value per share on the date of grant. The contractual life for all options issued under the Plan is 10 years. The Plan authorized grants to issue up to 2,055,394 shares of authorized but unissued common stock. As of June 30, 2019, 1,689,237 shares have been awarded and 366,157 remain available for issuance under the Plan. As of June 30, 2018, 1,515,669 shares have been awarded.

Options Valuation

The Company calculates the fair value of stock-based compensation awards granted to employees and nonemployees using the Black-Scholes option-pricing method. If the Company determines that other methods are more reasonable, or other methods for calculating these assumptions are prescribed by regulators, the fair value calculated for the Company’s stock options could change significantly. Higher volatility and longer expected lives would result in an increase to stock-based compensation expense to non-employees determined at the date of grant.

The material factors incorporated in the Black-Scholes model in estimating the fair value of the options granted for the periods presented were as follows:

	Six Months ended June 30,
	2019	2018
Expected dividend yield	0.00%	0.00%
Expected stock-price volatility	68.25% - 73.48%	20.87% - 20.98%
Risk-free interest rate	2.49% - 2.58%	2.76% - 2.77%
Term of options	4.3 — 6.0	5.79 — 6.05
Stock price	$2.69	$2.31

•                  Expected dividend yield. The expected dividend is assumed to be zero as the Company has never paid dividends and has no current plans to pay any dividends on the Company’s common stock.

•                  Expected stock-price volatility. The expected volatility is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable over a period approximately equal to the expected term.

•                  Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•                  Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. The Company’s historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, the Company estimates the expected term by using the simplified method provided by the SEC. The simplified method calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

Blockstack PBC and Subsidiaries

Notes to Consolidated Financial Statements

The Company will continue to use judgment in evaluating the expected volatility and expected terms utilized for the Company’s stock-based compensation calculations on a prospective basis.

The following table summarizes stock option activities for the six months ended June 30, 2019:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2018	1,466,209	$0.55	$3,166,076	8.50
Granted	261,138	2.69	—	9.99
Exercised	(1,963)	0.37	—	—
Forfeited/Expired	(36,147)	2.31	—	—
Outstanding at June 30, 2019	1,689,237	$0.84	$3,147,786	8.20
Exercisable at June 30, 2019	1,061,806	$0.49	$2,337,379	7.93

As of June 30, 2019, the Company had unrecognized stock-based compensation expense related to options of $0.8 million with a weighted average vesting period of approximately 2.1 years. The weighted average grant date fair value of options granted during the six months ended June 30, 2019 and 2018 was $2.13 per share and $0.63 per share, respectively.

The Company recognized stock-based compensation expense in the general and administrative line item of the accompanying consolidated statements of operations of $0.3 million and $0.2 million for the six months ended June 30, 2019 and 2018, respectively.

6.                                   Subsequent Events

In July 2019, the Securities and Exchange Commission qualified the Company’s offering statement to sell Stacks Tokens in a public offering pursuant to Tier 2 of Regulation A (the “Regulation A Sale”). The Company offered up to 140,333,333 Stacks Tokens (including 78,333,333 to voucher-holders at a price of $0.12 per token) for an aggregate amount of $28.0 million for the cash offering of the Regulation A Sale. The cash offering ended on September 9, 2019 and the Company sold approximately 74.3 million tokens and generated proceeds of $15.5 million. These proceeds will be returned to the investors if the Company is unable to deliver the Stacks Tokens to the investors within a specified time frame after the end of these sales. The Company expects to deliver the tokens to investors in October 2019.

As part of the Regulation S Offering, the Company has entered into agreements with investors for delayed delivery of 30.6 million Stacks Tokens for total proceeds of $7.6 million (of which $0.5 million was received prior to June 30, 2019). These proceeds will be returned to the investors if the Company is unable to deliver the Stacks Tokens to the investors within a specified time frame after closure of these sales. The Company expects to deliver the tokens to investors in October 2019.

In August 2019, the Company sold cryptocurrency for $2.9 million for a gain of $2.0 million.

Item 4. Exhibits

EXHIBIT INDEX

Exhibit Number	Description
2.1#	Amended and Restated Certificate of Incorporation of Blockstack PBC
2.2#	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of Blockstack PBC
2.3#	Bylaws of Blockstack PBC
2.4#	Operating Agreement of Blockstack Employee LLC, dated as of October 23, 2017
3.1#	Simple Agreement for Future Tokens
3.2#	Subscription Agreement for Blockstack Token Fund QP, L.P. and Blockstack Token Fund AI, L.P., dated as of November 14, 2017
3.3#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund AI, L.P., dated as of December 1, 2017
3.4#	Amended and Restated Limited Partnership Agreement of Blockstack Token Fund QP, L.P., dated as of December 1, 2017
3.5#	Smart contract for the Stacks Token
4.1*	Form of Subscription Agreement
4.2*	Form of App Mining program Participation Agreement
4.3#	Form of voucher
6.1#	2016 Equity Incentive Plan of Half Moon Labs Inc. (including form of stock option agreement)
6.2#	2017 Equity Incentive Plan of Blockstack Employee LLC, dated October 20, 2017
6.3#	License Agreement to Occupy Shared Office Space, between WorkSocial.com LLC and Blockstack Token LLC, dated as of October 5, 2017
6.4#	Agreement of Sublease, between Sustainable Insight Capital Management, LLC, as sublandlord, and Blockstack PBC, as subtenant, dated May 21, 2018
6.5#	Form of Director and Executive Officer Indemnification Agreement of Blockstack PBC
6.6#	Settlement Agreement and Release, by and between Blockstack PBC and Ryan Shea, dated September 28, 2018
6.7#	Form of Blockstack PBC Restricted Token Unit Agreement
6.8#	Form of Blockstack Employee LLC Restricted Unit Purchase Notice under the 2017 Equity Incentive Plan
6.9#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC
6.10#	Token Purchase Agreement, dated October 3, 2018, between Blockstack Token LLC and Blockstack Employee LLC
6.11#	Compliance and Technical Services Agreement by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019
6.12#	Blockstack-Coinlist Data Processing Addendum by and between Coinlist Services LLC and Blockstack Token LLC, dated as of May 8, 2019
6.13#

Purchase Agreement for Deferred Delivery Agreement dated as of January 17, 2019 by and between New Internet Labs Limited and Blockstack Token LLC (includes Deferred Delivery Agreement, dated as of January 17, 2019, by and between New Internet Labs Limited and Blockstock Token LLC)

6.14#	Form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering (includes form of Deferred Delivery Agreement to be used in concurrent Regulation S Offering)
6.15#	Investors’ Rights Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors named therein
6.16#	Right of First Refusal and Co-Sale Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein.
6.17#	Voting Agreement, dated December 16, 2016, by and among Blockstack PBC and the investors and common holders named therein.
6.18#	Blockstack PBC Form of Offer Letter for Full-time Employment
6.19#	Form of Blockstack PBC App Reviewer Agreement
6.20#	Assignment and Assumption Agreement, dated as of June 27, 2019, of Compliance and Technical Services Agreement by and among Coinlist Services LLC, Blockstack Token LLC and Blockstack PBC
6.21^	Technology Services Agreement, by and between Blockstack PBC and Prime Trust LLC, dated as of July 10, 2019
6.22!	Booking Agreement, by and between Blockstack PBC and Astelios Limited, dated as of August 16, 2019
8.1#	Form of Escrow Agreement, by and between Prime Trust, LLC and Blockstack Token LLC (to be entered into upon qualification of the offering statement)
8.2#	Escrow Agreement dated as of June 1, 2019, by and between Bitgo Trust Company, Inc. and Blockstack Token LLC
10.1#	Power of Attorney (included on signature page)

# Previously filed as an exhibit to the Company’s Offering Statement on Form 1-A filed with the Securities and Exchange Commission on July 8, 2019, and incorporated herein by reference.

* Previously filed as an exhibit to the Company’s Second Amendment to their Offering Statement on Form 1-A filed with the Securities and Exchange Commission on July 10, 2019, and incorporated herein by reference.

^ Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed with the Securities and Exchange Commission on July 16, 2019, and incorporated herein by reference.

! Previously filed as an exhibit to the Company’s Current Report on Form 1-U filed with the Securities and Exchange Commission on August 22, 2019, and incorporated herein by reference

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in City of New York, State of New York, on September 27, 2019.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Muneeb Ali	Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2019
Muneeb Ali

/s/ Saurabh Pathak	Head of Finance and Accounting (Principal Financial & Accounting Officer)	September 27, 2019
Saurabh Pathak